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January 15, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

     RE:  Withdrawal of 485APOS Filing
          Post-Effective Amendment No. 48 filed on behalf of RiverSource Variable Account 10 ("Registrant") on Form N-4 on or about December 14, 2007 ("Amendment No. 48")
          File Nos. 333-79311 and 811-07355
          Accession Number: 0000950137-07-018516

Dear Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant hereby respectfully requests withdrawal of the filing captioned above. Amendment No. 48 captioned above contained the supplement to the prospectuses for RiverSource Retirement Advisor Variable Annuity, RiverSource Retirement Advisor Variable Annuity - Band 3, RiverSource Retirement Advisor Advantage Variable Annuity - Band 3, RiverSource Retirement Advisor Advantage Variable Annuity and RiverSource Retirement Advisor Select Variable Annuity. This filing was transmitted to and accepted by the SEC on or about December 14, 2007. Registrant represents that no securities were sold in connection with the supplement contained in Amendment No. 48.

If you have any questions, please contact me at 612-678-0175 or Boba Selimovic at 612-671-7449.

Sincerely,


/s/ Elisabeth A. Dahl
-------------------------------------
Elisabeth A. Dahl
Assistant General Counsel and
Assistant Secretary
RiverSource Life Insurance Company